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                              [netGuru letterhead]


                                November 2, 2006

Via Edgar Correspondence

Mr. Mark P. Shuman
Mail Stop 4561
United States Securities and Exchange Commission
Washington D.C. 20549-0303

         Re:      netGuru, Inc.
                  Revised Preliminary Proxy Statement on Schedule 14A Filed on October 27, 2006
                  File No. 0-28560

Dear Mr. Shuman:

         With the permission of Ms. Mills-Apenteng, we have prepared and filed via EDGAR a definitive proxy statement that contains revisions in response to your comment letter dated October 31, 2006 and some verbal comments received on November 1, 2006 from Ms. Mills-Apenteng. This cover letter keys our responses to your comments and provides any requested supplemental information.

Schedule 14A
------------

Summary of Proposed Reverse Merger, Sale, Name Change, Reverse Stock Split and
-------------------------------------------------------------------------------
Increase in Authorized Preferred, page 4
----------------------------------------

     1. Please refer to prior comment 3. Please revise the disclosure on page 59 regarding the outsourcing services agreement to disclose the approximate monthly or annual base payments, such as the gross pay plus a $500 monthly fee per employee, to be made to REL. We note your statement that other work will be provided under the agreement at the rates you disclose. Also, confirm that the outsourcing services agreement does not require that netGuru pay fees in addition to gross pay plus $500 per month, hourly wages and a 10% processing fees or otherwise revise your disclosure.


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Mr. Mark P. Shuman
November 2, 2006
Page 2


         The disclosure has been revised to indicate that the monthly base salaries total approximately $4,500 per month. We confirm that the outsourcing services agreement does not require that netGuru pay fees other than those disclosed.

General, page 38
----------------

     2. We refer you to prior comment 6 and note your revised disclosure that netGuru has provided additional specific disclosures in your public filings to the extent that it is aware of the existence of any material facts that are required under federal securities law and might otherwise contradict the representations and warranties contained in the agreements. However, we still note your disclosure that "[t]he attached agreements are not intended to change or supplement the disclosures contained in the public reports we have filed with the Commission." These statements appear to be inconsistent and the latter statement creates the impression that the agreements are not public disclosures. Please remove this disclosure or revise.

         The statement that "[t]he attached agreements are not intended to change or supplement the disclosures contained in the public reports we have filed with the Commission" has been removed.

Background of the Merger and Sale Transaction, page 37
------------------------------------------------------

     3. Please refer to prior comment 7. We note your disclosure on page 39 that ISI's role was not to provide any formal reports, opinions or appraisals relating to the merger and sale transactions. Nevertheless, please confirm that ISI did not provide the special committee and/or the board of directors with a report, opinion or appraisal materially relating to the transaction you would be required to provide the information required by Item 1015 of Regulation M-A, applicable to you through Item 14(b)(6) of Schedule 14A.

         We have reviewed Item 14(b)(6) of Schedule 14A, which states that "If a report, opinion or appraisal materially relating to the transaction has been received from an outside party, and is referred to in the proxy statement, furnish the information required by Item 1015(b) of Regulation M-A." We confirm that ISI did not provide the special committee and/or the board of directors with a report, opinion or appraisal such that we would be required to provide the information described in Item 1015.

     4. Please refer to prior comment 13. You state that in the April 21, 2006 meeting "it became evident that BPOMS was interested in acquiring our United States operations and not our Indian operations." However, you also disclose that BPOMS had initially offered $4.0 million, which suggests that BPOMS was interested in purchasing netGuru in its entirety. Please revise to clarify. You further state that it was in the April 21 meeting that Mr. Das first proposed the separate sale of the Indian operations to him and his affiliates and proposed a purchase price of $2.5 million. Include a brief discussion regarding the reasons given for offering that amount. Did Mr. Das rely on any third parties in determining this offer amount?


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Mr. Mark P. Shuman
November 2, 2006
Page 3


         Clarifying disclosure has been added. Also, disclosure has been added to indicate that Mr. Das based the $2.5 million purchase price on his own personal assessment of the assets and liabilities he proposed to acquire.

     5. Although you disclose on page 41 that the special committee instructed Mr. Mulvaney to continue to communicate with the third party, additional disclosure regarding Mr. Mulvaney and the third party are not discussed in your background section. Please revise to explain the further negotiations between netGuru and the third party. To the extent that negotiations ended at the will of netGuru or the third party, please explain.

         Additional disclosure regarding negotiations with the third party has been added.

     6. We note your disclosure that the board members discussed the presentations previously provided by B. Riley, as well as supplemental information provided by B. Riley. Please expand your disclosure to discuss how the analyses and conclusions presented by B. Riley support the board's recommendation to security holders that the concurrent merger and sale transactions with BPOMS and DFH are in the best interests of netGuru and its security holders and consistent with the board's fiduciary obligations. Also, in light of the fact that the merger with BPOMS and the sale transaction with DFH are separate proposals being presented to your security holders, please explain the basis for the board's belief that it is appropriate to make a recommendation on the merger and the sale of assets, rather than a separate recommendation for each proposal. Similarly, revise your disclosure to address how a fairness determination that contemplates the merger transaction with BPOMS and the sale of assets to DFH, together, can be relied upon in making a recommendation on each proposal, separately.

         Expanded disclosure has been provided.

Opinion of our Financial Advisor, page 78
-----------------------------------------

     7. Please refer to prior comment 16. Although we note your revised disclosure, we reissue our prior comment. In this regard, further revise your "Selected Precedent Transactions Analysis" and your "Comparable Public Company Analysis" to more clearly explain how the results of these analyses support B. Riley's determination that the Transaction is fair. For example, your disclosure should explain how the multiples of LTM revenue determined under each analysis were applied to conclude that the Transaction is fair to netGuru's security


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Mr. Mark P. Shuman
November 2, 2006
Page 4


         holders. Disclose how enterprise value to revenue multiples from comparable companies and precedent transactions were used in the analysis of the valuation of netGuru. Does the consideration paid in the transaction fall within the range established by the above referenced analyses? Also, further explain the consequences of having a terminal value of netGuru at zero dollars and its application to the results of the discounted cash flow analysis performed by B. Riley. Your proxy statement should include more robust disclosure regarding the results of the cash flow analysis and its support for B. Riley's conclusion that the Transaction is fair.

         Expanded disclosure has been provided.

     8. We note your response to prior comment 17. Please expand your disclosure to explain why obtaining a separate fairness determination for the sale of Research Engineers to REL "would not have been useful." Your revised disclosure should address the fact that Research Engineers is being sold to an affiliate of the company. To the extent that the board and/or the special committee determined that other factors regarding the Transaction support the decision not to seek a separate fairness determination, please disclose.

         Expanded disclosure has been provided.

Interests of our Directors and Executive Officers, page 86
----------------------------------------------------------

     9. Please revise this section to ensure that the disclosure regarding the interests of your directors and executive officers is materially complete. Eliminate the phrase "For example" that begins the discussion of the employment agreements with the company's Chief Financial Officer and Chief Operating Officer. The amounts to be received by each of the parties referenced in this section should be specifically quantified here. For example, but without limitation, rather than disclosing that the salary and various other benefits under the proposed new employment agreements include "certain increases over the salary and benefits currently being provided to Messrs. Nelson and Dutta," please quantify the current salaries and other benefits, as well as the increase that is expected. Similarly, in addition to disclosing in this section the amount of the capital stock transaction with Amrit and Santanu Das, the outsourcing agreement and the payments associated with that agreement should be quantified here. Readers should not have to refer to several parts of they proxy statement to obtain complete information. Additionally, disclose in the summary section, preferably in tabular form, the aggregated compensation and/or benefits, including cash and securities, to be received by each of your directors and executive officers in connection with the merger and sale transactions. Revise to eliminate the duplicative disclosures on pages 98 and 106 by including appropriate cross-references. It is unclear why this section is repeated under proposal 5, which relates to the reverse stock split. Please advise or revise.

         Additional disclosures have been added where requested. However, in the summary section, we have provided the disclosure in narrative format rather than in tabular form because given the varied nature of the interests, we believe the narrative format will provide better clarity for the reader.


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Mr. Mark P. Shuman
November 2, 2006
Page 5


         We appreciate your and your staff's efforts to expedite the review of our response.

                                                     Sincerely,

                                                     NETGURU, INC.

                                                     /s/ BRUCE K. NELSON

                                                     Bruce K. Nelson,
                                                     Chief Financial Officer

cc:      Ms. Maryse Mills-Apenteng
         Mr. Jeffrey Werbitt